Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

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Conference Call Transcript

NU - Q1 2011 Northeast Utilities Earnings Conference Call

Event Date/Time: May 06, 2011 / 01:00PM EDT

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May 06, 2011 / 01:00PM EDTNU - Q1 2011 Northeast Utilities Earnings Conference Call

CORPORATE PARTICIPANTS

Jeff Kotkin

Northeast Utilities—VP IR

Chuck Shivery

Northeast Utilities—Chairman, President & CEO

Lee Olivier

Northeast Utilities—EVP & COO

David McHale

Northeast Utilities—CFO

CONFERENCE CALL PARTICIPANTS

Jack D’Angelo

Catapult—Analyst

David Paz

BofA Merrill Lynch—Analyst

Jay Dobson

Wunderlich Securities—Analyst

Paul Patterson

Glenrock Associates—Analyst

PRESENTATION

Operator

Welcome to the Northeast Utilities Q1 2011 earnings call. My name is Sandra and I will be your Operator for today’s call. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session. Please note that this conference is being recorded. I’ll now turn the call over to Mr. Jeffrey Kotkin. Mr. Kotkin, you may begin.

Jeff Kotkin—Northeast Utilities—VP IR

Thank you, Sandra.

Good afternoon and thank you for joining us. I’m Jeff Kotkin, NU’s Vice President for Investor Relations. Speaking today will be Chuck Shivery, NU’s Chairman, President and Chief Executive Officer; Lee Olivier, NU Executive Vice President and Chief Operating Officer; and David McHale, NU Executive Vice President and Chief Financial Officer. Also joining us today are Jim Muntz, President of our Transmission group, and Jay Buth, our Controller.

Before we begin, I’d like to remind you that some of the statements made during this investor call may be forward-looking as defined within the meaning of the Safe Harbor Provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainty which may cause the actual results to differ materially from forecasts and projections. Some of these factors are set forth in the news release issued yesterday. If you have not yet seen that news release, it is posted on our website at www.nu.com. Additional information about the various factors that may cause actual results to differ can be found in our Annual Report on Form 10-K for the year ended December 31, 2010. Additionally, our explanation of how and why we use certain non-GAAP measures is contained within our news release and in our most recent 10-K.

Now, I will turn over the call to Chuck.

Chuck Shivery—Northeast Utilities—Chairman, President & CEO

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May 06, 2011 / 01:00PM EDTNU - Q1 2011 Northeast Utilities Earnings Conference Call

Thank you, Jeff.

I’d like to thank everyone for joining us on this Friday afternoon. We’ve had a very strong start to the year, both financially and operationally. Lee and David will provide you with more details, but as you saw in our earnings news release, first quarter financial results were well above 2010 results; and consistent with our guidance for 2011. We have also made good progress on our major projects that are supportive of the energy policies of the states in which we serve. They include the NEEWS projects, Public Service of New Hampshire’s Clean Air Project, and Yankee Gas’ Waterbury-to-Wallingford line. Lee will update you on each of these projects shortly. Economic recovery across our service territory continues to vary. In New Hampshire, which, along with the Boston area, appears to have the strongest economic growth in New England, manufacturing employment is up by nearly 2% over last year, while non-manufacturing employment is up about 1%.

New Hampshire’s unemployment rate in March fell to 5.2%, one of the lowest in New England. While not as robust as New Hampshire, we’ve seen growth in Connecticut as well. Employment is up more than 1% and personal income is up 3.4%. While hiring has yet to pick up in western Massachusetts, personal income is up 4.2% from last year. Cost control and a continued reduction in uncollectible expense have helped us improve results, as our regional economy has begun to turn upward. Among our major initiatives, we cleared another milestone in February with our Northern Pass Transmission Project, when FERC accepted without change the transmission services agreement which spells out the terms and conditions of the arrangement between Northern Pass LLC, our project subsidiary, and Hydro-Quebec.

As you know, the Northern Pass Transmission Project will bring 1,200 megawatts of clean hydroelectric power from Canada into New England at a highly competitive rate. In the fourth quarter of last year, we moved into what we expect will be more than a 2-year effort to site the project when we applied for a Presidential Permit from the U.S. Department of Energy. We continue to believe the project offers significant benefits to both the State of New Hampshire and to New England. This new source of energy will benefit everyone in the region by improving electric reliability and fuel diversity, lessening our reliance on foreign fuels, reducing emissions, and producing energy savings for homeowners and businesses. New Hampshire will gain additional benefits in the form of well-paying construction jobs, $25 million a year in new tax revenue, and from $260 million to $315 million in increased economic output during the development and construction phases of the project.

As you no doubt can appreciate, building 180-mile transmission project, especially one that may require up to 40 miles of new rights-of-way, requires a good deal of support before construction can begin. You are probably aware that in March, the New Hampshire House of Representatives approved a bill that would limit the ability of utilities to use eminent domain to build a project such as Northern Pass — namely, projects that are needy to meet environmental and economic goals rather than reliability requirements. That Bill is pending in the New Hampshire Senate. While we oppose the bill because it could add to the time and cost of completing the project, we nonetheless understand our responsibility to work with the communities through which Northern Pass ultimately will be built.

As a result of extensive conversations with various stakeholders in New Hampshire, we recently asked the U.S. Department of Energy to extend the current public comment period with the Presidential permit application by 60 days. The DOE granted that request. In addition, the approval process required us to submit a variety of alternative routes, and after due consideration of the concerns expressed in New Hampshire, we likewise asked that these alternative routes be removed from consideration. We fully understand the need to work constructively with our neighbors to identify a route that will bring significant economic environmental benefits to New Hampshire and other New England states, while at the same time respecting the rights of property owners and protecting some of the most scenic areas of our region. We continue to expect to begin construction in 2013, and to complete it by the end of 2015.

Turning to our pending merger with NSTAR, we’ve had a number of positive developments since our late February conference call. On March 4, NU and NSTAR shareholders overwhelmingly approved the merger. Approximately 81% of all NU shares were voted at the meeting, and 98% of those shares were voted in support of the merger. We thank our shareholders who are listening to this call for their support. On April 5, the New Hampshire Public Utilities Commission issued an order confirming that it did not have jurisdiction over the merger; and on April 15, the Maine Public Utilities Commission hearing examiner responsible for our merger docket recommended that the full commission approve the merger subject to FERC approval. Maine regulators are scheduled to deliberate on that recommendation next week.

Our merger applications remain pending before both the FERC and the NRC, and we have not seen any significant issues raised by either agency. In Connecticut, the DPUC issued a draft decision in January stating that it does not have jurisdiction over the merger. That decision has not yet been finalized, though the DPUC did hold an informational meeting on the merger in late March. Also in late March, the Connecticut legislature’s Energy and Technology Committee narrowly endorsed Senate Bill 1140, which would expand the DPUC’s jurisdiction over utility mergers, but that bill has not advanced in either the Senate or the House since then. In Massachusetts, you may recall, that on March 10, the DPU modified its utility merger review standard, and adopted a net benefits test, rather than the historic no-net-harm test.

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May 06, 2011 / 01:00PM EDTNU - Q1 2011 Northeast Utilities Earnings Conference Call

On April 8, we and NSTAR filed supplemental testimony that discussed very substantial cost and environmental benefits of the merger. Over the first 10 years of the merger, we estimate that net benefits of the merger will be $784 million. We also demonstrated our commitment to the region’s environmental and energy initiatives by proposing an expansion of our energy conservation and solar generation programs. Hearings on the merger are now scheduled to begin July 6. While no dates beyond the start of hearings have been identified by the DPU, we believe the schedule should support consummation of the merger in the second half of 2011. Integration teams from both companies have begun to identify the best practices that should be adopted once the merger is complete. The two companies will be ready to operate as one company once we receive the required regulatory approvals and close this transformative transaction.

Now I’d like to turn the call over to Lee.

Lee Olivier—Northeast Utilities—EVP & COO

Thank you.

As Chuck said, we are very pleased with our operating performance during the first three months of the year. Despite a difficult winter with record January snowfall, overall reliability was far better in the first quarter of 2011 than it was in the first quarter of 2010, when we had very significant windstorms and damage in both Southwest Connecticut and New Hampshire. Our customer service metrics have improved significantly over the course of the last 12 months, particularly in our call centers. Yankee Gas has the highest J.D. Power customer service ranking of any East Coast mid-size natural gas utility this year. Credit and collections performance has also been very strong, with non-hardship uncollectible expense down by more than 50% in the first quarter of this year, as compared to the first three months of 2010.

Our PSNH generating stations operated well during a very cold winter, and our six largest fossil fuel units had an average availability factor of 95% in the quarter. Our wood-burning plant at Schiller operated at a strong 89% capacity factor, and produced nearly 83,000 renewable energy certificates in the quarter. Our $430 million Clean Air Project, which involves installing a wet scrubber at our two-unit Merrimack coal fired station, is ahead of schedule, and currently 82% complete. Some of the new equipment is now being tested; system tie-ins, start-up and commissioning activities are expected to begin in the fourth quarter of this year. And the scrubber itself could be operational by the end of the year. The entire project should be fully complete by mid-2012.

You may recall that the scrubbers are required under New Hampshire’s mercury reduction law, which was enacted about five years ago. We believe that this technology will provide us with some of the cleanest coal-burning units in the country and will position us well to meet the EPA’s proposed rules on hazardous air pollutants. Our coal-related emissions have been further reduced by the wood-burning unit at Schiller station, which replaced a 50-megawatt coal burning boiler several years ago.

Turning to transmission, the Greater Springfield Reliability Project is the largest of the three major projects we expect to undertake as part of the NEEWS family of projects. We commenced substation work on the GSRP in December 2010, and began site work on the Massachusetts overhead section in the first quarter of 2011.

Full construction should begin in the third quarter, when we expect to receive the Army Corps of Engineers and Massachusetts environmental permits. We expect to invest $180 million in GSRP in 2011, $16 million less than we had estimated at EEI, but we continue to expect the project to be completed by the end of 2013 at a cost of $795 million. The Interstate Reliability Project will provide a new 345-kV transmission line connecting Connecticut, Rhode Island and Massachusetts. ISO-New England reconfirmed the need for the IRP last year, and we are currently coordinating with National Grid, so that we can file our siting applications with all three states later this year. We continue to estimate the project will be completed in 2015. As we have moved forward with our design of the Interstate, ISO-New England has identified some unrelated transmission infrastructure upgrades that will be required to resolve specific reliability issues in Eastern Connecticut.

As a result, we will not need to undertake certain substation upgrades we earlier envisioned as part of the interstate project. Instead that work will be deferred and studied as part of the Central Connecticut Reliability Project, our third major piece of NEEWS. Therefore, we have reduced our estimate for our share of the Interstate Project by $50 million, from $301 million to approximately $251 million. About half of that reduction will be offset by a $25 million increase in transmission expenditures related to the Eastern Connecticut upgrades I just mentioned. Those upgrades will be advanced from 2014 into 2011 and the 2012 period. The Central Connecticut Reliability Project continues to be reviewed by ISO-New England. ISO-New England is evaluating net project as part of an overall review of the transmission that now encompasses a broader geographical area in Central Connecticut.

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May 06, 2011 / 01:00PM EDTNU - Q1 2011 Northeast Utilities Earnings Conference Call

We expect the review to be completed and the needs identified in late 2011, with specific projects identified in late 2012. We continue to project a cost of CCRP of $338 million, and will update the cost estimates and project completion dates after ISO-New England has completed its review. We believe the project will be completed about 18 months after the Interstate Project. Despite the slight changes in timing and spending on some of our projects, we continue to project investing approximately $444 million on our transmission infrastructure this year.

Earlier, Chuck discussed some of the recent developments concerning Northern Pass. The Department of Energy had seven public meetings on the project in New Hampshire in mid-March, which were very well attended. While there has been considerable support for the project among key stakeholder groups, such as business and industrial associations, organized labor, there were a number of concerns raised about the project, including the alternative routes. We are listening to all concerns and are examining various solutions . We expect this iterative process to continue throughout this year and into 2012 as we advance through the siting process.

Turning from electric transmission to natural gas distribution, with the long winter behind us we resumed work in March on the Waterbury to Wallingford Gas Pipeline. This year’s work primarily involves modification to our Waterbury LNG facility, and building an approximately 6-mile pipeline from Waterbury to connect with the pipeline we installed last year in Cheshire.

This project will address reliability issues and bottlenecks on our distribution system, and also serve a growing demand for natural gas in Yankee Gas’ service territory. Yankee Gas continues to see strong sales growth with first-quarter sales in 2011 16.9% higher than they were in the same period of 2010. On a weather-adjusted basis, they were 3.2% higher. We’ve seen significant peak day demand growth on our system resultant from two drivers, distributed generation and customer switching from interruptible to firm service. For example, in this past heating season, Yankee Gas saw a 5% growth in peak day demand. To put this in perspective, that’s the equivalent of 8 years of peak day demand growth just in the last 2 years.

The significant differential between oil and gas prices—with the energy equivalent cost of natural gas being half of that of oil—continues to drive demand for residential conversions and new customer connections; with 83% on main penetration, Yankee Gas has the potential to add 41,000 new customers to the existing base of 206,000 customers. You may recall from our EEI presentation that we are projecting about a $25 million a year increase in Yankee Gas’ capital investment to address aging infrastructure, primarily to replace cast iron and bare steel distribution piping. This is consistent with the federally mandated Distribution Integrity Management Program. We expect to receive the DPUC’s decision on this investment as part of the Yankee Gas rate case decision next month.

Now I’d like to turn the phone call over to David.

David McHale —Northeast Utilities—CFO

Thank you, Lee.

Following our release of mid-year results last year, Chuck noted that we had reached an inflection point where we were now positioned to improve our distribution results and expected to begin earning much closer to our allowed returns. This view is primarily due to the conclusion of the CL&P and PSNH distribution rate case decisions. Results from the past three quarters show that we indeed reached that inflection point in mid 2010, and our first quarter results for 2011 demonstrate that continuing trend. Excluding the impact of merger-related expenses of $0.05 per share, we earned $122.5 million or $0.69 per share in the first quarter, compared with $86.2 million, or $0.49 per share, in the same quarter of 2010. Including merger expenses, we earned $0.64 per share.

As was true in the third and fourth quarters of 2010, the primary area of year-over-year earnings growth was in the distribution segment, where we earned $78.2 million in the first quarter of 2011 compared with $47.9 million in the first quarter of 2010. That improvement was driven by a number of factors including the distribution rate decisions. We also benefited from the impact of a much colder quarter in 2011 than in 2010, and from our continued focus on managing our costs. Largely because of the impact of weather, electric sales were up 3% in the first quarter of 2011. Versus 2010, heating degree days were up 18.6% in the Hartford, Connecticut area and 17.7% in the Concord, New Hampshire area. Translating that to earnings, relative to the first quarter of 2010, the weather effect accounted for $0.05 per share of the quarter’s $0.20 per share increase.

On a weather-adjusted basis, retail electric sales were down 0.2%, which is pretty consistent with our expectations of flat weather-adjusted sales for the full year. PSNH sales were the strongest of our 3 electric companies, rising 0.4% on a weather-adjusted basis, while CL&P and WMECO weather-adjusted sales were down about 0.5%. Within customer classes, on a weather-adjusted basis, residential sales were flat, commercial sales were down 0.9%, and industrial sales showed some modest growth, rising 1.4%. In Connecticut, industrial sales increased 1.6% of CL&P, and 11.7% at Yankee Gas. We see support for continued growth in Connecticut manufacturing employment and hours worked across a number of sectors, including defense, precision manufacturing, and other high-tech industries. These developments should support sales trends in this class of customers over the coming quarters.

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May 06, 2011 / 01:00PM EDTNU - Q1 2011 Northeast Utilities Earnings Conference Call

Another important variable is the price of electricity. Within natural gas, prices continue to soften and customers see declining prices. On January 1 of this year, CL&P residential and small commercial customers on standard service had an average rate decrease of 7.8%. On April 1, larger customers on last resort rates experienced a small decrease in their energy rates, to $0.0718 per kilowatt-hour, which is down very significantly from the end of 2008, when that rate was nearly $0.127 per kilowatt-hour. As Lee mentioned, natural gas sales continue to grow at a very attractive rate, in large part due to the significant and increasing price advantage of natural gas versus home heating oil.

At CL&P, distribution earnings were $28.5 million in the first quarter of 2011, compared with $14.3 million in the first quarter of 2010. The primary driver was last summer’s rate decision, which increased distribution revenues and lowered depreciation expense. CL&P’s distribution ROE for the 12 months ended March 31, 2011, was 8.8%, and we continue to project the distribution ROE of approximately 9% in 2011, compared to our allowed return of 9.4%.

At PSNH, distribution and generation earnings totaled $21.5 million in the first quarter, compared with $11.1 million in the first quarter of 2010. The distribution rate increase effective July 1, 2010 was the primary driver, but other factors included a 2.7% increase in electric sales, increased generation earnings from AFUDC on the Merrimack scrubber project, and a $1 million after-tax charge PSNH generation took in the first quarter of 2010 as a result of the enactment of federal health care legislation.

PSNH’s combined distribution and generation ROE was 11.1% for the 12 months ended March 31, 2011. We expect that level to decline over the balance of the year, due in part to a small rate reduction that will be effective July 1, as our recoupment period ends; and we expect for the full year 2011 our ROE to be approximately 9%.

WMECO distribution earnings totaled $5.7 million in the first quarter of 2011, compared with $2.9 million in the first quarter of 2010. WMECO benefited from a $16.8 million distribution rate increase that was effective February 1 of 2011. WMECO sales increased 2% during the quarter, mainly the result of weather. Weather-adjusted sales were down 0.6% in the first quarter of ‘11 compared with the first quarter of 2010. However, I should note the DPU rate decision approved revenue decoupling at Western Mass, which provides us with approximately $125 million a year in distribution revenue, regardless of the weather and regardless of economic trends. WMECO’s distribution ROE was 5.9% for the 12 months ended March 31, 2011, and we continue to project a distribution regulatory ROE of about 9% this year.

Yankee Gas earned $22.5 million in the first quarter of ‘11, compared with $19.6 million in the first quarter of 2010. Much of that improvement was due to higher sales, which were 16% over last year, or 3.2% on a weather normalized basis. Yankee’s ROE for the full year will depend to some extent on the outcome of this current rate case. In January, Yankee Gas filed an application with the Connecticut DPUC to raise distribution rates by $32.8 million, effective July 1, 2011, and an incremental $13 million effective July 1, 2012. The primary objective in this case is reflecting in rates the Waterbury-to-Wallingford line Lee discussed earlier. As part of the normal rate case process, Yankee Gas subsequently reduced that rate request to $29.1 million in mid-’11 and an incremental $10.3 million in mid-2012. The lower rate request was due primarily to the impact of bonus tax depreciation. Final briefs have been filed in the case and we are expecting a draft decision in early June, and a final decision later that month.

Turning from distribution, our transmission segment earned $44.7 million in the first quarter, compared with $40.1 million in the first quarter of 2010. The increase was due primarily to a higher transmission rate base, which totaled $2.8 billion at March 31, 2011, compared with $2.6 billion as of March 31, 2010. Additionally, transmission earnings in the first quarter of 2010 included a charge of $800,000 related to the enactment of federal health care legislation. NU Parent and other companies recorded $8.7 million of net expenses in the first quarter of 2011, including $8.3 million in charges related to the merger.

Note that effective with the first quarter of 2011, we no longer report our competitive business results separately, as we wind down that business and it enters its final few years. We now project after-tax merger expenses of about $0.20 per share this year. That represents an increase of $0.05 per share of merger costs, compared with our estimate earlier this year. The increase is due to a number of factors including additional integration and planning activities currently under way.

In terms of earnings guidance, as our news release noted, we reaffirmed standalone earnings guidance for the year of $2.25 to $2.40, excluding merger related expenses. That guidance includes earnings of between $1.25 and $1.35 per share at the distribution segment, and $1.05 to $1.10 per share at the transmission segment. We continue to project net expenses of about $0.05 at NU parent and other companies, excluding the $0.20 of charges related to the merger.

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May 06, 2011 / 01:00PM EDTNU - Q1 2011 Northeast Utilities Earnings Conference Call

Turning from earnings to cash flow, we generated $356 million of cash from operations after repayment of rate reduction bonds in the first quarter of this year, compared with $159 million in the first quarter of 2010. The improved cash flow is primarily due to the impact of bonus depreciation, as well as higher earnings. We now project cash flows from operations after repayment of rate reduction bonds of between $900 million and $950 million this year, aided by a $200 million benefit from bonus depreciation. We reduced these figures by about $50 million as a result of some clarifications the IRS has recently made about what capital expenditures qualify for bonus depreciation.

We continue to see benefits of our improved cash flow and credit quality, as well as lower interest rates. On April 1, we completed the one year reoffering of $62 million of CL&P tax exempt bonds at a rate of 1.25%, down from last year’s rate of 1.4%.

On April 29, PSNH issued mandatory call notices on two issues of tax exempt bonds totaling nearly $120 million and carrying a coupon of 6%. PSNH expects to issue taxable debt later this spring to refinance those bonds, and we are anticipating more than $1 million a year in interest savings. As I mentioned in February, we expect PSNH to issue $160 million of new bonds in the second half of this year, and Western Mass to issue $100 million of senior unsecured notes, also in the second half of the year. We expect PSNH’s financings to benefit from Fitch’s recent upgrade of PSNH secured debt to A-, which occurred on April 18. You may have noticed that Fitch also rated CL&P’s outlook to positive from stable, in recognition of CL&P’s improving credit metrics. Fitch maintained its watch-positive outlook on NU unsecured debt pending consummation of the merger with NSTAR.

I look forward to seeing many of you at the AGA conference in Florida on May 15 and 16. Now let me turn the call back over to Jeff Kotkin.

Jeff Kotkin—Northeast Utilities—VP IR

Thank you, David, and I am going to turn the call back to Sandra just to remind you how to enter questions. Sandra?

QUESTION AND ANSWER

Operator

(Operator Instructions)

Jeff Kotkin—Northeast Utilities—VP IR

Jack D’Angelo from Catapult.

Jack D’Angelo—Catapult—Analyst

Chuck, you noted earlier that you guys still see Northern Pass coming on line ‘15 and also touched briefly on this legislation that’s come out of New Hampshire, so should I infer that since you still see the line coming online in ‘15, you guys are pretty confident you’ll be able to kill this bill?

Chuck Shivery—Northeast Utilities—Chairman, President & CEO

I’m not sure I would infer that, Jack, from our comments, but I think we are comfortable that we’re still going to be able to do what is necessary to get this line sited and eventually built.

Jack D’Angelo—Catapult—Analyst

So is PSNH, are they actively fighting or opposing the bill, or is the strategy more just to go ahead and try to build the line without being able to use eminent domain?

Chuck Shivery—Northeast Utilities—Chairman, President & CEO

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May 06, 2011 / 01:00PM EDTNU - Q1 2011 Northeast Utilities Earnings Conference Call

Well, there’s a lot of different things going on in PSNH right now. As we said, we really don’t believe this is a good bill and so, obviously, we are in the process of arguing that point, but we’re also looking at a variety of other options to allow us to move forward with the line.

Jack D’Angelo—Catapult—Analyst

Thanks, guys.

Jeff Kotkin—Northeast Utilities—VP IR

Thank you, Jack. David Paz from Bank of America.

David Paz —BofA Merrill Lynch—Analyst

I just had a question. Chuck, I believe you were talking about the reduction in the Interstate Reliability Project in terms of the overall investment there. I think I heard you say $50 million reduction and then half of that will be made up with other projects. I guess, just if I look at the 2011 to 2015 project cost for all of the NEEWS projects collectively, I believe that’s $1,175, what is the new like number that we should be looking at?

Chuck Shivery—Northeast Utilities—Chairman, President & CEO

Yes, that was actually Lee that made that comment.

David Paz—BofA Merrill Lynch—Analyst

Oh, I’m sorry.

Chuck Shivery —Northeast Utilities—Chairman, President & CEO

Let me turn that over to him.

Lee Olivier—Northeast Utilities—EVP & COO

Yes, David, in regards to interstate, if you remember the interstate project was previously $301 million and as a result of some other projects that we will undertake as required by ISO, which will cost about $25 million. Then that, about $50 million of Interstate will be deferred, which is not to say that it won’t be done. It’s just not going to get done on the existing schedule. From the standpoint of the overall project cost, we had always had the overall project cost of NEEWS at about $1.5 billion.

We have recently done a filing that David will talk more about in terms of collection of construction work in progress from the Regional Network System, from LNS customers, which is essentially CL&P, Western Mass Electric and New Hampshire, that will lower the overall cost because you won’t have to collect that from — I won’t have to refund that back to the local network service customers. But you’re looking at a total project cost from NEEWS of about $1.35 billion now that we’re not refunding the credits to local network service customers. So, essentially, again, GSRP at $795 million, the Interstate at $251 million, and the Central Connecticut at $338 million.

David Paz—BofA Merrill Lynch—Analyst

Those other projects that you were referring, I guess the $25 million or half of that amount, the $50 million, will that be allowed the NEEWS’ ROE?

Lee Olivier—Northeast Utilities—EVP & COO

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May 06, 2011 / 01:00PM EDTNU - Q1 2011 Northeast Utilities Earnings Conference Call

No, that would be at an ROE of 11.64%, which is the regional rate.

David Paz—BofA Merrill Lynch—Analyst

Separate question, just one follow-up, sorry. I guess there was some talk either out of Governor Malloy’s office or the legislature about possibly removing the surcharge on CL&P rates that took effect this January. Is there any update on that?

Jeff Kotkin—Northeast Utilities—VP IR

David, I think you’re referring to the, I guess, successor to the rate reduction bonds, the economic recovery bonds; correct?

David Paz—BofA Merrill Lynch—Analyst

Right. Correct.

Chuck Shivery—Northeast Utilities—Chairman, President & CEO

David, this is Chuck. There’s still a lot of discussion going on that, going on in that within the legislature.

David Paz—BofA Merrill Lynch—Analyst

Okay.

Chuck Shivery—Northeast Utilities—Chairman, President & CEO

Right now our revenues, the state’s revenues are coming in a little higher than they anticipated, so there’s continuing discussion on that issue.

David Paz—BofA Merrill Lynch—Analyst

Thank you.

Jeff Kotkin—Northeast Utilities—VP IR

Thank you, David. Jay Dobson from Wunderlich.

Jay Dobson—Wunderlich Securities—Analyst

Lee, I was wondering if you could chat a little bit about the Central Connecticut segment of NEEWS and just if there’s any read-through from the Interstate piece of sort of declining costs and I know that’s sort of specific to the interstate segment, but is there any sort of read-through there that we ought to be thinking that $338 million is going to be lower or any insight you can offer on that?

Lee Olivier—Northeast Utilities—EVP & COO

I think that, Jay, is a good price at this point in time. There’s a lot of kind of moving parts to the energy environment here in New England. What ISO has said is as the result of earlier studies, they need to broaden the review they do around Central Connecticut to a larger geographical area, including the Hartford area. So that number could be larger, and if you look at the other issues that ISO is evaluating, what happens to plants like Vermont Yankee, what happens to a lot of these old plants in the state that essentially don’t generate—they have about a 1% capacity factor and the fact that forward capacity markets are on the decline going forward—they have to evaluate all of those variables before they make a final determination on the Central Connecticut Project. So I don’t think it’s a signaling that the project is going to be less. There’s a possibility that the project could even be larger.

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May 06, 2011 / 01:00PM EDTNU - Q1 2011 Northeast Utilities Earnings Conference Call

Jay Dobson—Wunderlich Securities—Analyst

Okay, great. That’s helpful. And again, on Central Connecticut you indicated that their analysis would be done in late 2011, but did I understand you to suggest that the specific plans and sort of timeline on Central Connecticut would be disclosed some time in late ‘12?

Lee Olivier—Northeast Utilities—EVP & COO

Yes. Once they complete their analysis, then they will make — they will go through this iterative process to determine what projects they need to satisfy the analysis, and that will take place in 2012. I would estimate somewhere between mid- to late-2012.

Jay Dobson—Wunderlich Securities—Analyst

Perfect. And then Chuck, I’m not sure I’ll throw it to you and you can throw it around the room there. Just usage trends that you’re seeing on the electric side, particularly away from industrial and more to sort of the residential and commercial, and I ask the question in the context of both the economy, but to the residential side, maybe just usage trends and austerity and customers using less in light of what we’re seeing around the country.

Chuck Shivery—Northeast Utilities—Chairman, President & CEO

Well, Jay, I think as we said, on a weather adjusted basis, we’ve seen a flattening of the year-over-year. That’s actually consistent with what we anticipated happening. I think David may have some specific numbers on the different classes.

David McHale—Northeast Utilities—CFO

Jay, I think you’ll remember that when we were positioning guidance for the year, we had talked about flat sales, which is a departure from the demand destruction that we had seen for maybe the last four or five years. Within that flat, it will vary by class, of course. What we’ve seen so far in the first three months of the year is a little bit, and this is all weather-adjusted, so strip away all of the heating degree differentials that we’ve seen, but what we’ve seen some strength, and I use that term loosely, in the industrial area, up 1.5% on average across all of our classes. We see a little bit of growth in the residential area and still some weakness for commercial across all of our businesses.

Commercial is still down about 1% and as I suggested on our prepared remarks, it does vary by state where you’re seeing a little bit more strength in our New Hampshire area, and that’s historically what we had recognized. So, I think particularly in southern New Hampshire, they experienced the strength that we see coming out of the Boston markets, a little bit weaker in Massachusetts and a little bit more balanced in Connecticut. But when you kind of look at the trends, I’d say commercial still struggling to make a lot of progress as consumer spending isn’t quite where it was. On industrial, progressing and keep in mind, particularly in Connecticut, this is a big market for exporting, exporting to France, to Canada, to Germany, to China, so those companies are actually doing well, particularly given where the dollar is these days.

The residential consumer, I’m not sure it has sort of sprung back to life, but they’re right at about flat for now. So, we’ll continue to watch that, Jay, but I think we still look for sales across the entire platform of our companies and our customers still to kind of balance out to about flat. And as you heard in our comments, too, we try to weather that with a revenue decoupling clause in Massachusetts, so that’s not a big earnings issue there, but we’ll report back as the trend continues.

Jay Dobson—Wunderlich Securities—Analyst

No, that’s great, and then David, just last question on the guidance. You had a fantastic first quarter and congratulations on that, but the comps get tougher with just the more normal summer weather in the third quarter. How would you have us position within that guidance range? It sort of feels as if we ought to be towards the top end of that, but certainly we’ve got a lot of roadway between now and year-end.

FINAL TRANSCRIPT

May 06, 2011 / 01:00PM EDTNU - Q1 2011 Northeast Utilities Earnings Conference Call

David McHale—Northeast Utilities—CFO

Well, I’m careful never to suggest, Jay, how you should feel and where you should be in the range. I think we’ve had a good start. We didn’t try to characterize out of the block where we would be in that range. We have had a good start and, as I said, some of it is because of the weather. But as we sort of position ourselves through the year, I think we probably feel better about the state of the economy. We feel better about where sales are and uncollectible expenses and some of those items that trend wise have been affected in the last couple of years. We still have kind of risks in front of us, including the summer, including storms, the basic business. We have yet to receive a decision on the Yankee case. I think overall, core O&M is in good shape. The economy is in decent shape, but there are risks that remain to the business, but we feel pretty good about where we are for the year.

Jay Dobson—Wunderlich Securities—Analyst

That’s great. Thanks for the clarity.

Jeff Kotkin—Northeast Utilities—VP IR

Thank you, Jay. Paul Patterson from Glenrock.

Paul Patterson—Glenrock Associates—Analyst

I just wanted to ask you about the four capacity market FERC ruling. There were several items that came up in terms of zonal pricing and the floor for the capacity market and I was just wondering what you see coming out of that, I guess, as it pertains to you guys in terms of transmission needs or what have you.

Lee Olivier —Northeast Utilities—EVP & COO

This is Lee Olivier. Paul, when we look at the forward capacity markets and the fact that out and around the 2015 timeframe they potentially could go to zero, then you will in all likelihood be looking at more retirements. There are about 8,000 to 9,000 megawatts of generation that’s inside of New England that is essentially the old either oil steam, gas steam, coal steam plants. They have very, very low capacity factors. As I mentioned before, you’ve got the issue around Vermont Yankee what will happen there. If the floor stays very low or goes to zero, then the likelihood is that some of those plants will shut down or they will be shut down as a result of the environmental emissions issues coming either from the states or the EPA.

That’s good for a transmission. Obviously, there are better solutions, we think, than building new capacity in terms of transmission solutions, including bringing in renewable energy from a renewable energy consortium project in New Hampshire and Maine, as well of course as the Northern Pass or HVDC line coming down from Quebec. So from the standpoint that some of these units retire, we think that is very supportive of transmission and ISO was studying transmission in lower New Hampshire and lower Vermont, including transmission now that runs down from New Hampshire down into northern Massachusetts—this is the Scobie-Tewks(bury) transmission line—those projects are starting to mature and we would place a higher probability of those projects could get built in the future.

Paul Patterson—Glenrock Associates—Analyst

Okay, great. And then on SB-1, any update on the outlook regarding that bill and how it’s proceeding and how it might impact you?

Chuck Shivery—Northeast Utilities—Chairman, President & CEO

No, no really update. It’s just kind of up there, a lot of discussion about it, but no real movement one way or the other.

Paul Patterson—Glenrock Associates—Analyst

FINAL TRANSCRIPT

May 06, 2011 / 01:00PM EDTNU - Q1 2011 Northeast Utilities Earnings Conference Call

And then smart meters, I apologize, I just sort of lost track of that. Have they made a decision on that?

Chuck Shivery—Northeast Utilities—Chairman, President & CEO

They have not yet made one. We expect one probably in the next few months.

Paul Patterson—Glenrock Associates—Analyst

And then finally, customer shopping. I think at the end of December it was around 63% of load and about 38% of customers. Has there been an update since December on that?

Lee Olivier—Northeast Utilities—EVP & COO

This is Lee Olivier. No, that’s pretty much the same. It stayed pretty solid. Clearly, as the price of natural gas drops, there’s not nearly as much margin in that for retailers, so you don’t see as much migration as we saw last year. So the migration is actually slowing down.

Paul Patterson—Glenrock Associates—Analyst

Okay, great. Thanks a lot.

Jeff Kotkin—Northeast Utilities—VP IR

Thank you, Paul. That’s the last question we have for today, so we want to thank you all for joining us, and if you have any further questions, just give us a call this afternoon or next week. Thank you very much.

Operator

Thank you, ladies and gentlemen. This concludes today’s conference. Thank you for participating. You may now disconnect.

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